Mail Stop 6010

Via Facsimile and U.S. Mail


July 28, 2005

Mr. William Hitchcock
Chief Financial Officer
RG Global Lifestyles, Inc.
17751 Mitchell Avenue
Irvine, California 92614

      Re:	RG Global Lifestyles, Inc.
		Form 10-KSB for the fiscal year ended March 31, 2005
		File No. 000-25488

Dear Mr. Hitchcock:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures. Where indicated, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Year Ended March 31, 2005 Compared to Year Ended March 31, 2004,
page
10

1. Please tell us the nature and carrying value of the investment for which you experienced a non-recurring loss of $70,536.



Notes to Consolidated Financial Statements

Note 7 - Stockholders` equity, page 32

2. It appears you entered into two agreements on August 31, 2004-one for related party compensation and another for consulting services.
Please tell us why you used $0.05 per share to compensate the related parties while you used $1.00 per share in exchange for the consulting services.

3. Please tell us why you used a fair market value of $0.05 per share for your January 2005 equity issuances as opposed to the $1.51 per share price used in your March 2005 issuances in exchange for legal services.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

      You may contact Jason Lawson, Staff Accountant, at (202)
551-
3666 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding the comments. Please contact me at (202) 551-
3679
with any other questions.

								Sincerely,



								Jim B. Rosenberg
						Senior Assistant Chief
						Accountant
Mr. William Hitchcock
RG Global Lifestyles, Inc.
July 28, 2005
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